UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RULE 13E-1 TRANSACTION STATEMENT
Pursuant to Section 13(e) of the Securities Exchange Act of 1934
TRANSATLANTIC HOLDINGS, INC.
(Name of Issuer)
TRANSATLANTIC HOLDINGS, INC.
(Name of Person Filing Statement)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
893521104
(CUSIP Number of Class of Securities)

Gary A. Schwartz
Executive Vice President and General Counsel
Transatlantic Holdings, Inc.
80 Pine Street
New York, NY 10005
(212) 365-2200
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
With copies to:
Lois Herzeca, Esq.
Eduardo Gallardo, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
(212) 351-4000
Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$600,000,000 in Common Stock of Transatlantic Holdings, Inc.	$69,660*

*	Calculated as $116.10 per $1,000,000 of Transaction Value.

1. Security and Issuer
     This Rule 13e-1 Transaction Statement relates to the proposed purchase by the issuer, Transatlantic Holdings, Inc., a Delaware corporation (the “Company”), of up to $600 million of its common stock, par value $1.00 per share, to be effected from time to time in open market or privately negotiated purchases or otherwise, depending on market prices and other conditions. A copy of the press releases issued by the Company in connection with the announcement of the share repurchase program are attached as Exhibits 99.1 and 99.2 to this Rule 13e-1 Transaction Statement and are incorporated herein by reference. Any open market purchases will be made on the New York Stock Exchange.
2. Purposes of the Repurchases
     The Company’s Board of Directors believes that the proposed share repurchases are consistent with its goal of utilizing available cash for the benefit of its stockholders, in that (a) the reduction in the number of shares outstanding following the share repurchase will increase the relative percentage ownership of the Company by those stockholders who retain their shares, and (b) the reduction in the number of outstanding shares is expected to be accretive to book value per share. Repurchased shares will be held in treasury and will be available for general corporate purposes or resale at a future date, or will be retired.
3. Source and Amount of Funds or Other Consideration
     The Company intends to fund all share repurchases from cash surplus and will be made from available funds of the Company.
4. Exhibits

Exhibit No.	Description
99.1	Press Release of Transatlantic Holdings, Inc. dated September 20, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Transatlantic Holdings, Inc. on September 20, 2011).
99.2	Press Release of Transatlantic Holdings, Inc. dated September 16, 2011 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by Transatlantic Holdings, Inc. on September 16, 2011).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

TRANSATLANTIC HOLDINGS, INC.
By:	/s/ Gary A. Schwartz
Name:	Gary A. Schwartz
Title:	Executive Vice President and General Counsel

Date: September 22, 2011

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